FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Rosenwald, M.D.,     Lindsay                    A.
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   (Last)               (First)                 (Middle)

   c/o Paramount Capital, Inc.
   787 Seventh Avenue, 48th Floor
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                                    (Street)

   New York               NY                    10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AVAX Technologies, Inc. (AVXT)
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   October/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         -----------------------------   Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock               10/8/98         P               3,700       A     $1.563   1,669,089(1)    I        By The Aries Trust(2)
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Common Stock               10/9/98         P               8,880       A     $1.473   1,669,089(1)    I        By The Aries Trust(2)
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Common Stock               10/13/98        P              11,100       A     $1.535   1,669,089(1)    I        By The Aries Trust(2)
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Common Stock               10/14/98        P               3,700       A     $1.156   1,669,089(1)    I        By The Aries Trust(2)
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Common Stock               10/15/98        P               9,700       A     $1.531   1,669,089(1)    I        By The Aries Trust(2)
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Common Stock               10/8/98         P               1,300       A     $1.156   1,669,089(1)    I        By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               10/9/98         P               3,120       A     $1.473   1,669,089(1)    I        By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               10/13/98        P               3,900       A     $1.535   1,669,089(1)    I        By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               10/14/98        P               1,300       A     $1.563   1,669,089(1)    I        By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               10/15/98        P               3,300       A     $1.531   1,669,089(1)    I        By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        5)       5)
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N/A
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Explanation of Responses:

(1) See Attachment A.

(2) Securities beneficially acquired represent shares of Common Stock issued to the Trust and the Partnership, respectively. Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Trust. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Trust and the Partnership under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Trust and the Partnership, except to the extent of their pecuniary interest therein.


/s/ Lindsay A. Rosenwald, M.D.                              November 10, 1998
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** Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 512,492 shares of Common Stock owned directly by Dr. Rosenwald, 17,000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Dr. Rosenwald and 320,949 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock issuable upon exercise of Series B Placement Warrants owned directly by Dr. Rosenwald.

2. 42,775 shares of Common Stock owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor.

3. 199,314 shares of Common Stock owned by Dr. Rosenwald's wife and trusts in favor of his minor children. Dr. Rosenwald disclaims beneficial ownership of such shares.

4. An aggregate of 278,348 shares of Common Stock owned directly by The Funds, as well as an aggregate of 298,211 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held directly by the Funds or issuable upon exercise of Series B Placement Warrants and Bridge Placement Warrants held by the Funds. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Funds, except to the extent of his pecuniary interest, if any.